Exhibit (d)(21)

Schedule A

amended as of June 30, 2016

to the

Sub-Advisory Agreement

dated January 11, 2013

between

AdvisorShares Investments, LLC

and

Treesdale Partners, LLC

ADVISORSHARES TRUST

Treesdale Rising Rates ETF

Agreed and Accepted:

AdvisorShares Investments, LLC	Treesdale Partners, LLC

By:	By:

/s/ Dan Ahrens	/s/ Yung Lim

Name:	Name:

Dan Ahrens	Yung Lim

Title:	Title:

Managing Director	Managing Partner